Mail Stop 4-6

April 27, 2005


Mr. Yuchun Lee
Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451-1379

Re:	Unica Corporation
	Amendment No. 4 to Registration Statement on Form S-1
	File No. 333-120615

Dear Mr. Lee:

      We have reviewed your amended filing and have the following comments.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Stocked-Based Compensation, pp. 32-39

1. Tell us if you used a third party to review your assessments and, if so, provide detail of any revisions or corrections they made.

2. Verify to us that your discounted cash flow assumptions are consistent with internal projections used by management, presented to the board of directors and provided to bankers, underwriters or other parties.

3. We note your use of an unrelated valuation specialist to determine the fair value of your common stock as of December 31, 2004. When referencing an independent valuation consultant as an expert, you need to disclose the name of expert and include the expert`s consent with the filing. If not, the reference can be removed. Refer to
Section 436(b) of Regulation C and footnote 60 to paragraph 179 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

4. Please consider removing the notion of reassessment or clearly explain why and when the reassessment was performed for the grants issued on April, July and October 2004. Also, disclose why the reassessment was acceptable. The current disclosure can be confusing to investors when you reference different fair values such as the board-approved estimates or internally developed value versus reassessed fair value. As appropriate for any revision, disclose whether the valuations were retrospective or contemporaneous.

5. The April 2004 reassessment on page 35 notes that the board of directors approved management`s financial projections and determined that the discount rate used by Huron was appropriate. Revise to disclose the discount rate used as a significant assumption and tell us the assumed growth rate and liquidity rate.

6. On page 35, 36 and 37 you refer to $6.75, $9.00 and $10.50 as the
internally developed valuations in April, July and October 2004. It is unclear if these values are referring to the reassessment or the preliminary valuation. Revise to clarify these values as the preliminary valuations made by you at the date of grant.

7. Confirm to us that comparable companies were used for the market approach at each valuation date and tell us how management determined that those companies were in fact comparable.

8. On page 37, you note that the discount rate is decreased for the
October 2004 valuation. Revise to disclose the decreased discount rate.

9. On page 38, we note the preliminary valuation of your common stock in January 2005 is $9.00 and the mid-point of your offering price in
March 2005 is $10.50 which reflects a 16% increase. Please address following:

* We note the underwriters used a market multiple approach in determining your offering price. In view of the underwriters approach, tell us why your use of market multiple approach and discounted cash flows is reasonable for the January 2005 valuation.

* Tell us if comparable software company stocks increased in a similar fashion during the period of January to March 2005.

10. In paragraph six of page 38, please revise the last sentence to
indicate that the definition of intrinsic value applies not to "an option" but to "these" options, those comprising the March 31, 2005 intrinsic value of outstanding vested and unvested options of
$16.4
million.

Supplemental Information Binder, Tab 2 - April 26, 2004
Reassessment

11. Where you use two or three approaches: market multiple, discounted cash flow and comparable companies when you
"reassessed"
the fair value of common stock, explain to us the reason for the disparity in the respective valuation amounts.

12. On page 3 of the April 26, 2004 reassessment, we note the footnote "IPO composite weighted at 17% on a median basis." Tell us what this means and how it was derived. Please also explain how you determined the "Baseline Comparables" of 2.8, "IPO Comparables" of
4.53 and "All Comparables" of 3.26.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 842-5552, or me at (202)
942-
2949, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

	Sincerely,


	Craig Wilson
	Senior Assistant Chief Accountant

cc:	Via Facsimile
	Peter B. Tarr, Esq.
	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000